[redacted]

ABK 3/6

08028392

SEC ... OMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2008
Washington, DC 110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-52202

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue – 26th Floor
(No. and Street)

New York, (City) New York (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez (212) 265-6046
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18

# OATH OR AFFIRMATION

I Raymond Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittany Capital Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Mendez
Signature

Chief Financial Officer
Title

Susan Hope
Notary Public

SUSAN HOPE
NOTARY PUBLIC STATE OF NY
ROCKLAND CTY #4743733
COMM. EXPIRES MARCH 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Brittany Capital Group, Inc.**
**712 Fifth Avenue, 24th Floor**
**New York, NY 10019**
**(212) 364-8751**

* * * * * * * * * * * * * * * * * * * *

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

* * * * * * * * * * * * * * * * * * * *

**Brittany Capital Group, Inc.**
**Statement of Financial Condition**
**December 31, 2007**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 182,066 |
| Accounts receivable | | 254,861 |
| Reimbursable receivable | | 2,898 |
| Prepaid taxes | | 13,636 |
| Other assets | | 2,975 |
| Prepaid pension cost | | 178,911 |
| | $ | 635,347 |
| **Liabilities and stockholders' equity** | | |
| Liabilities | | |
| Deferred taxes, net | $ | 20,800 |
| Accounts payable and accrued expenses | | 17,492 |
| | | 38,292 |
| Stockholders' equity | | |
| Common stock, no par value; 200 shares authorized, 139 shares issued | | 39,050 |
| Additional paid-in capital | | 1,900 |
| Retained earnings | | 585,132 |
| Accumulated other comprehensive loss | | (9,052) |
| | | 617,030 |
| Less: Treasury stock at cost, 17 shares | | (19,975) |
| Total stockholders' equity | | 597,055 |
| **Total liabilities and stockholders' equity** | $ | 635,347 |

The accompanying notes are an integral part of this financial statement.

## 1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA).

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

## 2. Summary of Significant Accounting Policies

**Cash Equivalents**
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**New Accounting Pronouncements**
During the year ended September 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires company plan sponsors, upon initial adoption, to reflect the new over or under-funded position of a defined benefit pension plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains or losses reported as a component of accumulated other comprehensive income in stockholders' equity. Retirement benefits and the impact of adopting SFAS No. 158 are more fully described in Note 5.

**Income Taxes**
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

### 3. Cost Sharing Agreement

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced May 1, 2005. The agreement is on a month-to-month basis, for a monthly fee of $5,050, unless either party cancels.

### 4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $164,574, which exceeded its required minimum net capital of $5,000 by $159,574. Aggregate indebtedness at December 31, 2007 was $17,492. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

### 5. Pension Plan

The Company sponsors a defined benefit pension plan (the "Plan") which it adopted in 2006.

Contributions to the plan are funded solely by the Company, and are actuarially determined based on a retirement benefit formula which factors in defined average compensation and years of participation to meet the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA). No benefits have been paid at December 31, 2007.

Summarized information for the Company's December 31, 2007 implementation of SFAS No. 158 for its defined benefit pension plan is as follows:

| | Balance, before Application of SFAS No. 158 | SFAS No. 158 application adjustment | Ending balance |
|---|---|---|---|
| Prepaid pension cost | $ 187,963 | $ (9,052) | $ 178,911 |
| Accumulated other comprehensive loss | | 9,052 | 9,052 |

The following table sets forth the defined benefit plan's financial information at December 31, 2007 and for the year then ended.

| | | |
|---|---|---|
| Benefit obligation at December 31, 2007 | $ | 703,922 |
| Fair value of plan assets at December 31, 2007 | | 882,833 |
| Unfunded status | $ | (178,911) |
| Prepaid pension cost | $ | 178,911 |
| Net periodic expense | $ | 345,400 |
| Weighted-average assumptions as of December 31, | | |
| Discount rate | | 5.5% |
| Expected long term rate of return on plan assets | | 5.0% |
| Rate of compensation increase | | 3.0% |
| Benefit cost | $ | 345,400 |
| Employer contribution | $ | 556,000 |
| Plan participants' contribution | $ | - |
| Benefits paid | $ | - |
| Accumulated benefit obligation | $ | 573,726 |

At December 31, 2007, the Company's Plan asset allocation, by asset category, are as follows:

| | | |
|---|---|---|
| Money market account | $ | 195,811 |
| Certification of deposits | | 441,416 |
| Common stock | | 30,857 |
| Corporate bonds | | 214,749 |
| | $ | 882,833 |

The Plan's investment policies center around preservation of principal and consistent returns. Generally, investments are expected to be in fixed-income obligations of investment grade corporate issuers. The 5% expected long-term rate of return on Plan assets was determined consistent with the Plan's conservative investment policies.

There are no benefit payments expected to be made for the five years subsequent to the year ended December 31, 2007.

## 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with clients located worldwide.

The Company received revenue from five clients during the year ended December 31, 2007. Two clients accounted for approximately 67% of total revenue.

## 7. Retirement Plans

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were provided for the year ended December 31, 2007.

The Company sponsors a 401(k) plan covering all its eligible employees. Contributions are determined annually by the shareholders.

## 8. Taxes

The net deferred current liability of $20,800 arises from the recording of accounts receivable and prepaid pension costs, which are recognized differently for financial reporting and income tax purposes.

The company did not record a valuation allowance.

## 9. Prior Period Adjustment

The Company did not record accounts receivable and revenue earned on private placement security transactions in December 2006. Accounting principles generally accepted in the United States of America require that accounts receivable should be recorded when a probable future benefit is determinable and revenue should be recorded when earned. The impact on the prior year's financial statements was an understatement of revenue and retained earnings of $122,450.

*********************

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

*********************

**Independent Auditors' Report**

To the Board of Directors
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 20, 2008

END